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                                           August 16, 2006

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C 20549

Dear Mr. Shuman:

This letter is in response to the Staff's comment letter dated August 3, 2006 regarding:

     Powerhouse Technologies Group, Inc.
     Amendment No. 3 to Registration Statement on Form SB-2
     Filed on July 20, 2006
     File No. 333-13117

     Form 10-KSB/A for the year ended March 31, 2005
     Form 10-QSB for the period ended September 30, 2005
     File No. 333-05278-NY


In providing this response, Migo Software, Inc. (formerly known as Powerhouse Technologies Group Inc.) (the Company) acknowledges that:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

          o SEC staff comments or changes in disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

     Calculation of Registration Fee

     1. Please review and revise the fee table so that it conforms in all material aspects to the requirements of Form SB-2. For example, revise the information provided under the

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          heading "title of each class of securities to be registered" to remove the number of shares covered by the registration statement since that column should reflect only the title, and not the number, of the class of securities being registered, i.e., common stock. It appears that you should revise the column titled "Dollar amount to be registered" to read "Amount to be registered" and indicate in that column the number of shares, not the dollar amount, covered by the registration statement. Your reference in footnote 2 to Rule 457(h)(l), which relates to securities offered to employees pursuant to an employee benefit plan, appears to be in error. Revise the footnote disclosure to refer to the paragraph of Rule 457 applicable to your offering.

          Response 1. We have modified the registration fee table and footnotes in response to the Staff's comments.

     Risk Factors, page 3

     If our private offering of shares of our common stock . .. page 6

     2. Please revise this risk factor to eliminate the use of the term "private" in describing the offering, as that term refers to a legal conclusion. Instead, please use more neutral language such as the term "unregistered" in describing the offering.

          Response 2. We have revised the Risk Factor in response to the Staff's comment.

     Selling Stockholders, page 16

     3. Identify the natural person or persons who have voting or investment control over the LBI Group, Inc.

          Response 3. Please see footnote 5 to the selling shareholder table for information regarding the voting control over this stockholder.

     Form 10-K for the transition period from April 1. 2005 to December 31, 2005

     Evaluation of Disclosure Controls and Procedures

     4. Please revise the introduction to the section subtitled Changes in Internal Control over Financial Reporting to clarify that there were no changes that "materially affected, or [are] reasonably likely to materially affect" your internal controls over financial reporting, if true. Sec Item 308 (c) of Regulation S-B.

          Response 4. With respect to Form 10-KSB for the transition period from April 1, 2005 to December 31, 2005, and in response to Comment 4 above, the Company proposes the following amended Controls and Procedures section for the Form 10-KSB/A for the transition period from April 1, 2005 to December 31, 2005:

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               ITEM 8A. CONTROLS AND PROCEDURES

               Evaluation of Disclosure Controls and Procedures

               In connection with the audit of our financial statements for the transition period from April 1, 2005 to December 31, 2005, Hein & Associates LLP ("Hein"), our independent accountants identified certain "material weaknesses" in our internal control over financial reporting under standards established by the American Institute of Certified Public Accountants, or AICPA. A material weakness was defined for the applicable period as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. A reportable condition was defined for the applicable periods as a matter that relates to significant deficiencies in the design or operation of internal controls that could adversely affect an organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

               The following material weaknesses and/or reportable conditions in our internal controls were identified:

               (1) Insufficient number of internal personnel with the appropriate knowledge, experience and training with respect to accounting standards and related disclosures (i) generally accepted in the United States ("GAAP") and (ii) required by the Securities and Exchange Commission;

               (2) Insufficient number of internal personnel with technical accounting expertise to capture, analyze, accurately account for and disclose significant and complex transactions; and

               (3)  Lack of audit committee oversight.

               The above material weaknesses may also constitute deficiencies in the disclosure controls and procedures.

               We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, which considered the above findings of Hein, the Company's management, including the Chief Executive Officer and Principal Financial and Accounting Officer concluded that, as of December 31, 2005, the Company's internal controls over financial reporting were not effective.

               Changes in Internal Control over Financial Reporting

               There were no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, as a result

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               of the material weaknesses identified at December 31, 2005, as discussed above, we have taken the following steps to improve the effectiveness of the Company's internal controls.

               (1) Effective in early March 2006, we retained additional outside accounting consultants to supplement the Company's finance and accounting functions and to support the preparation of the consolidated financial statements and related information, including the financial statements contained in this report.

               (2) Effective in mid-March 2006, the Company adopted a comprehensive set of accounting procedures to help ensure that all accounting transactions are accounted for timely and accurately.

               (3) In March 2006, we hired a new Controller to ensure that accounting issues are addressed, documented, approved and resolved.

               Additionally, in early 2006, we began actively recruiting additional independent board members who could qualify as an "audit committee financial expert," as defined in Item 401(e)(2) of Regulation S-B, in anticipation of establishing an audit committee. Three new Board members joined the Board on May 11, 2006, at which time our Audit Committee was formed.

               We believe the cost to implement the above enhancements to our internal controls will not exceed $200,000 per year.

               We believe our internal controls will be effective once training is completed and once our audit committee becomes fully functional, both of which occurred by June 30, 2006. We will continue our efforts to improve our internal controls. Management believes the financial information and statements for the periods covered in Form 10-KSB/A for the transition period from April 1, 2005 to December 31, 2005 are fairly stated in all material respects.

     Form 10-Q for the period ended March 31, 2006

     Evaluation of Disclosure Controls and Procedures

     5. You state that you carried out an evaluation of your disclosure control and procedures as of "December 31, 2005." It appears this date is in error and should read March 31, 2006. Please revise or advise.

     6. Please confirm, if true, that the new Controller was hired during the first quarter of 2006.

     7. Revise your statement indicating that "except as identified above, there have been no other changes to [y]our internal controls" to clarify that, except as identified, there were no changes that "materially affected, or [are] reasonably likely to materially affect" your internal controls over financial reporting, if true, and specify the period for which you are making this representation. See Item 308
          (c) of Regulation S-B.

          Responses 5-7 with respect to Form 10-QSB for the quarterly period ended March 31, 2006: In response to Comments 5-7 above, the Company proposes the following amended Controls

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          and Procedures for the Form 10-QSB/A for the quarterly period ended
          March 31, 2006:

          Evaluation of Disclosure Controls and Procedures

          In connection with the audit of our financial statements for the transition period from April 1, 2005 to December 31, 2005, Hein & Associates LLP ("Hein"), our independent accountants, identified certain "material weaknesses" in our internal control over financial reporting under standards established by the American Institute of Certified Public Accountants, or AICPA. The material weaknesses that existed at December 31, 2005 continued to exist at March 31, 2006. A material weakness was defined for the applicable period as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. A reportable condition was defined for the applicable periods as a matter that relates to significant deficiencies in the design or operation of internal controls that could adversely affect an organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

          The following material weaknesses and/or reportable conditions in our internal controls were identified:

          (1) Insufficient number of internal personnel with the appropriate knowledge, experience and training with respect to accounting standards and related disclosures (i) generally accepted in the United States ("GAAP") and (ii) required by the Securities and Exchange Commission;

          (2) Insufficient number of internal personnel with technical accounting expertise to capture, analyze, accurately account for and disclose significant and complex transactions; and

          (3)  Lack of audit committee oversight.

          The above material weaknesses may also constitute deficiencies in the disclosure controls and procedures.

          We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2006. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, which considered the above findings of Hein, the Company's management, including the Chief Executive Officer and Principal Financial and Accounting Officer concluded that, as of March 31, 2006, the Company's internal controls over financial reporting were not effective. The above material weaknesses may also constitute deficiencies in the disclosure controls and procedures.

          Changes in Internal Control over Financial Reporting

          As a result of the material weaknesses identified at December 31, 2005, which continued to exist at March 31, 2006 as discussed above, we have taken the following steps to improve the

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          effectiveness of the Company's internal controls:

          (4) Effective in early March 2006, we retained additional outside accounting consultants to supplement the Company's finance and accounting functions and to support the preparation of the consolidated financial statements and related information, including the financial statements contained in this report.

          (5) Effective in mid-March 2006, the Company adopted a comprehensive set of accounting procedures to help ensure that all accounting transactions are accounted for timely and accurately.

          (6) In March 2006, we hired a new Controller to ensure that accounting issues are addressed, documented, approved and resolved. The new Controller was fully trained by June 30, 2006.

          Additionally, in early 2006, we began actively recruiting additional independent board members who could qualify as an "audit committee financial expert," as defined in Item 401(e)(2) of Regulation S-B, in anticipation of establishing an audit committee. Three new Board members joined the Board on May 11, 2006, at which time our Audit Committee was formed.

          Except as identified above, there have been no other changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

          We believe the cost to implement the above enhancements to our internal controls will not exceed $200,000 per year.

          While these changes did not eliminate our material weaknesses as of March 31, 2006, we believe our internal controls are now effective, since our consultants and internal personnel have been sufficiently trained and our audit committee is now fully functional, both of which were completed by June 2006. Management also believes that the financial information and statements covered by this Quarterly Report on Form 10-QSB/A for the quarterly period ended March 31, 2006 are fairly stated in all material respects.

We trust that this letter adequately addresses your concerns in your letter of August 3, 2006.

                                         Best regards,


                                         /s/ Richard Liebman

                                         Richard Liebman
                                         Chief Financial Officer